EXHIBIT 99.62
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[LOGO- AVENTURA ENERGY INC.]                     [LOGO - VERMILION ENERGY TRUST]



                  AVENTURA ENERGY INC. /VERMILION ENERGY TRUST
                       FOR IMMEDIATE RELEASE MARCH 3, 2003

TSX LISTING, SHARE CONSOLIDATION, OPERATIONAL UPDATE AND TECHNICAL TEAM REORGANIZATION

Aventura Energy Inc. ("Aventura" or the "Corporation") (TSX-V:AVR) and Vermilion Energy Trust ("Vermilion") (TSX-VET.UN), Aventura's parent, are pleased to announce that Aventura has received conditional approval to list its shares for trading on the Toronto Stock Exchange ("TSX"). The transfer process has been initiated and the shares are expected to begin trading as soon as possible under the stock symbol AVR. As part of this transition, Aventura will consolidate its issued and outstanding share capital on a 10:1 basis. Aventura will have approximately 44.6 million issued and outstanding common shares post consolidation.

Aventura is pleased to provide an operational update and to announce that it has reorganized its management team and enhanced its exploration team to fully capitalize on the Corporation's opportunities in Trinidad.

TRINIDAD OPERATIONAL UPDATE
---------------------------

The Carapal Ridge-1 well, which commenced production on December 12, 2003 continues to exceed expectations. Gross production rates for 2003 have been averaging 21.5 mmscfd (as constrained by contract volumes) with field liquid recovery averaging 27 bbls/mmscfd or 580 bbls/day. Estimated current daily production volumes for Aventura's 65% WI is 2,700 boe/d on a 6:1 basis. The gross deliverability of the well at current line pressure is estimated at 100 mmscfd.

The Saunders-1 exploration well, located 3km southwest of the Carapal Ridge-1 well, is delineating the Carapal Ridge discovery and will also test a deeper prospect. The well is currently drilling with a planned total depth of 10,500 feet. Lease construction is complete at the Baraka-1 location and the well will spud immediately after the rig is released from the Saunders-1 well. The Baraka-1 exploration well is located 3km northeast of the Carapal Ridge-1 well and will also test a separate prospect.

TRINIDAD IN-COUNTRY OPERATIONS TEAM
-----------------------------------

Barry Larson, Vermilion Oil & Gas (Trinidad) Ltd.'s in-country General Manager, will continue to manage and direct all of the operations to be carried out in Trinidad. Direct support for these operations will be supplied by a number of individuals. Denis Gratton, the former Controller of Vermilion's French operations, will provide administrative assistance and guidance with respect to the on-island financial and tax issues. Carl Dorsch, who was in charge of Vermilion's French drilling operations, has been involved in the design of Aventura's current drilling program and is serving as the Drilling Manager for this program. Eric Key, a former superintendent of operations for Vermilion in Canada, will oversee well completions, testing and production operations.

TRINIDAD CORPORATE TEAM - CALGARY
---------------------------------

Lorenzo Donadeo has been appointed as President and CEO of Aventura. Marty Wares has been appointed as Chief Financial Officer of Aventura and will be responsible for all of Aventura's financial reporting and accounting functions. Marty has over twenty-five years experience in the financial operations of both public and private junior oil and gas companies.

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A highly skilled team of individuals guides the exploration and development program for Trinidad. Blair Anderson, who will continue as Manager Exploration and Development, has approximately 25 years of international exploration and development experience. He has provided key expertise and guidance in this position over the last three very successful years of Aventura's activities. Mike Leith has joined the group as Vice President, Exploration & Development. His 35 years of varied domestic and international exploration experience will be a strong complement to the team. Giuseppe (Joe) Arcuri, a geophysist by training, with over 25 years of primarily international experience, joins the team as Sr. Explorationist.

VERMILION SUPPORT
-----------------

Under the current joint venture arrangement, Vermilion will continue to provide corporate, administrative and technical support, specifically in areas of joint venture accounting, tax planning; product marketing; drilling supervision; well testing; facility design; project planning and reservoir engineering.

CAPITAL PROGRAM
---------------

As previously reported, Aventura has completed the disposition of its Canadian royalty interest to Vermilion. It has also sold its remaining producing assets in Canada for $1.3 million. Accordingly, as of January 31, 2003, Aventura no longer has any oil and gas operations in Canada. Aventura expects to fund its 2003 capital program from existing cash balances and strong operating cash flow from the Trinidad operation.

Aventura Energy Inc. is an internationally focused public energy company engaged in the exploration, development and production of oil and gas. Aventura is the operator of its major asset, a 65% working interest in a world-class gas and condensate discovery on a 111 square kilometre exploration block in Trinidad. Vermilion Energy Trust holds 72.3% of the shares of Aventura. Effective February 21, 2003 Aventura has relocated its corporate offices to 2800, 400 - 4th Avenue SW, Calgary, Alberta T2P OJ4.

The Corporation's common shares are currently traded on the TSX Venture Exchange under the symbol AVR and, upon final approval, will trade on TSX under the symbol AVR.

For additional information, please contact:

Lorenzo Donadeo, President & CEO
(403) 269-4884

Marty Wares, Chief Financial Officer
(403) 231-1721

Aventura Energy Inc./ Vermilion Energy Trust
2800, 400-4th Avenue S.W.
Calgary, Alberta  T2P 0J4
E-Mail: info@vermilionenergy.com




    The TSX Venture Exchange Inc.and the TSX Exchange have neither approved nor disapproved of the contents of this press release.